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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

January 26, 2016

Re:	Yintech Investment Holdings Limited
Confidential Draft Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:                 Ms. Kim McManus

Mr. Jorge Bonilla

Mr. Daniel L. Gordon

Mr. Rahul Patel

Dear Ms. McManus, Mr. Bonilla, Mr. Gordon and Mr. Patel:

On behalf of our client, Yintech Investment Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting, on a confidential basis, the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) to the Securities and Exchange Commission (the “Commission”) as well as the related exhibits.  This revised draft Registration Statement has been marked to show changes to the draft registration statement confidentially submitted to the Commission on December 21, 2015.  On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. Set forth below are the Company’s responses to the comments contained in the letter dated January 15, 2016 from the Staff.  The Company is submitting the revised draft Registration Statement and this response letter on a confidential basis in accordance with the procedures of the Commission for emerging growth companies.  The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the revised draft Registration Statement where the language addressing a particular comment appears.

The Company respectfully requests that the Commission waive the requirements of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering (“IPO”), the Registration Statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance at Section III.B.c, in which the staff note that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.” (emphasis added)

In connection with this request, the Company has made representations to the Commission in Exhibit 99.4 to the revised draft Registration Statement.

*            *           *           *

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it has neither prepared nor used any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), to present to potential investors. The Company will provide the Staff with copies of any such written communications to the extent any such materials are prepared.

2.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company confirms its understanding of this comment and will provide the Staff with the artwork it intends to use in the prospectus as soon as it becomes available.

3.                                      Please advise us as to whether the transactions in which you act as counterparty to your customers could be characterized as “swaps” as such term is defined under Title VII of Dodd-Frank Wall Street Reform and Consumer Protection Act (“Title VII”), and if so, whether that would make Title VII applicable to such transactions and your company. In responding to this comment, please address the extent to which U.S. persons may be customers and enter into such transactions.

The Company respectfully submits to the Staff that its customers are all citizens of the PRC or (in rare cases) corporations established and domiciled in the PRC. Each individual customer is required to provide his or her PRC national ID number for verification, and the account opening agreement requires each individual customer to be a PRC citizen and each company customer to be established and domiciled in the PRC. The Company does not target, nor intends to target, customers outside of the PRC.  The Company’s client software and trading platform are in Mandarin Chinese only and payments through its system must be made in Renminbi, a non-exportable currency.  As a result, the Company does not expect Title VII of the Dodd-Frank Act to be applicable to its transactions with customers.

Risk Factors, page 13

4.                                      On page 122 you state that your directors are not subject to a term of office and hold office until they are removed by ordinary resolution or the unanimous written resolution of shareholders. Please tell us what consideration you gave to including risk factor disclosure regarding the difficulty of shareholders to remove a director based on unanimous written resolution.

In response to the Staff’s comment, the Company has revised the statement on page 122 to remove unanimous written resolution of shareholders as a method of removing directors, as it believes “ordinary resolution of shareholders” as a method of removing directors (once the Company becomes a public reporting company) is more customary and widely accepted for removing directors. The Company respectfully submits to the Staff that the procedures for shareholders to vote through proxy of the Company are set forth in the Company’s amended and restated memorandum and articles of association to be filed as Exhibit 3.2 to the Registration Statement.  The procedure is similar to the one adopted by many other U.S. listed companies incorporated in the Cayman Islands. Therefore, since the amendment shall have been made upon the completion of the offering as contemplated in the Registration Statement, the Company believes that it is not necessary to include a risk factor regarding the difficulty of shareholders to remove a director based on unanimous written resolution.

5.                                      Please add risk factor disclosure to discuss any risks associated with your management’s lack of experience in running a public company, to the extent applicable.

In response to the Staff’s comment, the Company has added a risk factor on page 16 to disclose the risks associated with its management’s lack of experience in running a U.S. public company.

We operate on exchanges, which provide trading platform and set trading model and rules, and any change in such trading model or rules . . ., page 14

6.                                      You state that in 2015 some exchanges lowered the maximum leverage ratio for certain commodities. As a result, you expect that your commissions will be lower. Please identify the exchanges and quantify the impact on your operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 to disclose that Guangdong Precious Metals Exchange lowered the maximum leverage ratio for silver and other commodities from 33:1 to 12.5:1.  The Company respectfully advises the Staff that, while the maximum leverage ratio is a key factor that would impact the total customer trading volume, the Company’s customer trading activities are also affected by other factors such as the individuals’ risk tolerance of the market volatility and performance of alternative investment products. In fact, despite that the Guangdong Precious Metals Exchange decreased its maximum leverage ratio on October 1, 2015, the Company’s total customer trading volume on the Guangdong Precious Metals Exchange for the fourth quarter of 2015 increased significantly to approximately RMB90.7 billion, compared with RMB32.5 billion, RMB59.2 billion and RMB62.1 billion for the first, second and third quarter of 2015, respectively, largely attributable to the increased number of customers and various market factors as discussed above. As a result, it is not possible for the Company to quantify the impact of a single factor, namely lowering of the maximum leverage ratio by Guangdong Precious Metals Exchange, on its operations.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us . . . , page 23

7.                                      You state that the company requested your ultimate beneficial owners make the necessary applications under applicable SAFE Circular 37 and that your ultimate beneficial owners were informed by local SAFE that their application would not be accepted in practice due to the previous nominee shareholder arrangements. Please elaborate on how this impacts your company or presents a risk to investors. For example, clearly state if your PRC subsidiaries are prohibited from distributing their profits and dividends to the registrant. You also state that your ultimate beneficial owners have undertaken to complete such registration when it is possible for the local SAFE to accept such registration applications. Please provide additional detail as to the anticipated timeframe when local SAFE would accept such registration.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 accordingly.

The Company respectfully advises the Staff that its PRC subsidiaries are not prohibited from or limited in distributing profits or dividends to their offshore holding companies, including the Company.  Similarly, neither the Company nor its offshore subsidiaries are prohibited from or limited in injecting capital into or providing loans to its PRC subsidiaries. The risk factor is to disclose the risk of potential prohibitions or limitations that may be imposed on the Company by government authorities due to the lack of relevant SAFE registration made by its ultimate individual beneficial owners. In the revised draft registration statement on page 24, the Company emphasizes that such risk did not originate from any intentional failure by or fault on the part of its individual beneficial owners, but from the ambiguity of PRC regulations in treating the registration application made by such beneficial owners that historically have used nominee shareholder arrangements.  This resulted in the impracticality of completing the registration by the Company’s owners (i.e., their applications are not required or waived). Although based upon the opinion of the Company’s PRC counsel, the possibility of the above-mentioned risk is remote, the legal uncertainty still technically exists and thus a risk factor disclosure is warranted. Similarly, due to the legal ambiguity as discussed above, it is not possible for the Company to provide a detailed timeframe for when local SAFE would accept the SAFE registration.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties, page 26

8.                                      Please quantify, to the extent possible, the amount of potential late fees, fines, and penalties referenced in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 to 27 to further specify the amount of potential fines and penalties related to employee benefit plans.

Special Note Regarding Forward-Looking Statements and Industry Data, page 40

9.                                      We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You also state that investors are cautioned not to give undue weight to these estimates. Please revise to eliminate any implication that investors are not entitled to rely on the information included in the prospectus. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.

In response to the Staff’s comment, the Company has revised the disclosure on page 40.

Use of Proceeds, page 41

10.                               To the extent known, please provide more detail regarding the plans for which the net proceeds in this offering are intended to be used. In addition, please disclose the estimated net amount of the proceeds broken down into each principal intended use. We note that you anticipate using net proceeds to explore acquisition opportunities. Please also give a brief description of the types of opportunities you intend to explore. See Item 3.C of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure of the use of net proceeds to provide a breakdown for each principal intended use on page 8 and on page 41. The Company respectfully advises the Staff that the types of potential acquisition opportunities include peer firms and businesses that are complementary to the Company’s businesses, which are described in details on page 89. The Company currently does not have any specific acquisition targets.

History and Corporate Structure, page 49

11.                               We note your disclosure that you have established a number of subsidiaries in the PRC to provide technical and other support for your online spot commodity trading business. Please clarify whether these entities also provide services to unaffiliated entities.

In response to the Staff’s comment, the Company has included relevant clarification on page 3 and on page 49.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Income Tax, page 61

12.                               We note that EIT Law treats enterprises established outside of China that have “de facto management bodies” located in China as a PRC resident enterprise for tax purposes, and that determination appears to be based on control. We also note that you do not believe that you or your Hong Kong subsidiaries are PRC resident enterprises. Please explain to how you came to this conclusion and how control under the referenced EIT Law differs from control under US GAAP.

The Company respectfully advises the Staff that, under EIT law, the key factor to determine whether an offshore company is a “resident enterprise” falls on whether its “de facto management body” is located in the PRC, not how the equity or voting interest of such offshore company is ultimately “controlled.” The Company has explained its “de facto management body” analysis in more details in the following paragraph, but to respond to staff’s comment, the Company also compares the “control” under U.S. GAAP and EIT law. For legal entities other than limited liability partnerships, control for the purpose of ASC810 is generally established through the ownership of more than 50% of the outstanding voting shares. The Company holds 100% voting interest in its Hong Kong subsidiary, Yintech Enterprise (HK) Company Limited, which in turn holds 100% of the voting interest in the onshore holding company Shanghai Qian Zhong Su Investment Management Co., Ltd., thus satisfying the criteria for control under ASC 810. Under EIT law, the Company’s equity and voting interests are 40%, 30% and 30% held by three offshore parent companies, whose ultimate individual shareholders are foreign citizens, rendering it a foreign controlled company for EIT law purposes.

The Company believes that neither its nor its Hong Kong subsidiaries’ “de facto management body” is located in the PRC based on the criteria specified in Circular 82. As disclosed in the taxation section on page 151, under EIT law, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Pursuant to Circular 82, the “de facto management body” of an offshore enterprise funded by PRC enterprises as controlling shareholders is deemed to be located within the PRC if all of the following items are located or resident within the PRC: (i) senior management personnel and core management departments that are in charge of daily production, and operation management; (ii) financial and human resources decision-making bodies; (iii) major assets, accounting books, company seals, and minutes and files of board meetings and shareholders’ meetings; and (iv) more than half of the senior management or directors having voting rights. Although the aforesaid circular explicitly applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, the determining criteria set forth in this circular may reflect State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or by PRC or foreign individuals. The Company believes that neither itself nor its Hong Kong subsidiaries meet condition (iii) above, and thus none of their “de facto management body” should be deemed located within the PRC.  Accordingly, neither the Company nor its Hong Kong subsidiaries fall under the definition of “resident enterprise” under the EIT law.

Holding Company Structure, page 74

13.                               Please expand your disclosure to discuss the following items:

•                  How cash is transferred to the PRC subsidiaries, and conversely, how earnings and cash are transferred from the PRC subsidiaries to offshore companies;

In response to the Staff’s comment, the Company has revised the disclosure on page 74 to explain the cash flows between offshore and onshore companies.

The Company respectfully advises the Staff that, there are generally two major methods of cash inflow from offshore entities to their PRC subsidiaries, namely capital contributions and foreign debt. The capital contributions that the Company, as an offshore entity, makes to its PRC subsidiaries as foreign-invested enterprises are subject to PRC regulations and subject to the approval by the Ministry of Commerce of the PRC, or MOFCOM, or its local counterpart. Pursuant to applicable PRC regulations on foreign debt, foreign debt must be registered with the local State Administration of Foreign Exchange, or SAFE. In addition, the total amount of the accumulated foreign debt is not allowed to exceed the difference between the total investment and the registered capital of the foreign-invested enterprise.

To transfer earnings and cash to offshore entities, foreign-invested PRC subsidiaries may purchase foreign exchange from the relevant bank and make the distribution to the offshore parent company after going through corresponding foreign exchange registration with the SAFE. In addition, PRC subsidiaries which distribute dividends to offshore entities are also required to fulfill corresponding tax obligations according to the PRC tax laws and regulations.

The Company believes that currently there is no limitation or prohibition that may materially affect the cash flow between its offshore entities and its PRC subsidiaries.

•                  The amount of your statutory reserves and whether the maximum reserve amount has been reached;

In response to the Staff’s comment, the Company has revised the disclosure on page 74.

The Company respectfully advises the Staff that, each of its PRC entities appropriated 10% of its respective after-tax profits each year, if any, to a statutory reserve on an annual basis, until its maximum reserve amount (50% of its paid in capital) is reached, after which the appropriation will stop pursuant to the Company Law of the PRC. Yin Tian Xia Technology has reached such maximum reserve amount and therefore stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amount.

•                  The amount of retained earnings under PRC GAAP.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 to disclose the aggregate retained earnings of its PRC subsidiaries as of September 30, 2015.

Our Strategy, page 89

14.                               We note that you plan to expand your product offerings to include “exotic trading products such as collectible items.” Please expand to more precisely explain the nature of the products you seek to offer.

In response to the Staff’s comment, the Company has revised the explanation of the nature of the products on page 89.

Terms of Directors and Officers, page 122

15.                               In this section you state that directors hold office until they are removed by ordinary resolution or the unanimous written resolution of all shareholders. On page 137, you state that directors are subject to retirement by rotation and can be removed by special resolution. Please revise to ensure consistency.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 to be consistent with the description on page 122.

Trading Related Risks, page 101

16.                               On page 55 you state that you have no access to your customers’ trading funds. As such, it is unclear how you monitor your customers’ equity levels. Please revise to clarify.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 55 and 86 to clarify that the Company cannot access its customers’ money. The Company further revised the disclosure on page 101 to explain that it can view and monitor its customers’ account activities and equity levels through the exchanges’ information system.

17.                               We understand that the counterparty to your risk and return transfer arrangement will maintain a bank account with minimum levels of funding pursuant to an execution and guarantee agreement. You state that the fund shall maintain a net asset value of not less than 100% of the aggregate minimum deposits you need to place with the two exchanges. Please revise to elaborate how this amount relates to amount payable under the risk and return transfer agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 to elaborate on the relationship between the net asset value of the fund and the amount payable under the risk and return transfer agreement.

Employment Agreements, page 122

18.                               Please disclose the term of your employment agreements with executive officers or advise. See Item 6.C of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on page 122 to specify the term of its employment agreements with executive officers.

Share Incentive Plans, page 123

19.                               Please revise the table on page 126 to disclose the amount of securities covered by the options and RSUs. See Item 6.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the table on page 126 to disclose the total amount of ordinary shares covered by the option plans and RSU scheme.

The Company respectfully advises the Staff that, pursuant to Item 6.B.1 of Form 20-F, disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company. The Company respectfully advises the Staff that, disclosure of the ordinary share amount underlying the options held by each of the three directors and officers listed in the table on page 126 is not required in the Cayman Islands or the PRC and is not otherwise publicly disclosed.  Furthermore, under Instruction to Item 6.E of Form 20-F, the issuer is allowed to indicate by asterisk if the person’s owns less than one percent of the class of shares and the share ownership is not otherwise made public.  As such, the Company respectfully requests that the Staff allows to the Company not to disclose compensation on an individual basis on page 126.

Description of Share Capital, page 131

20.                               We understand that this discussion is based on your proposed amended and restated memorandum and articles of association, assuming that you obtain the requisite shareholder approval upon closing of this offering. Please confirm if you intend to refer to approval by your existing shareholders prior to issuance of shares in connection with this offering.

The Company confirms it intends to refer to approval by its existing shareholders as part of the approval of the offering.  In response to the Staff’s comment, the Company has revised the disclosure on page 131.

Reserved Share Program, page 159

21.                               You state that the reserved share program will be offered to employees, directors and other persons associated with us who have expressed an interest in purchasing the ADSs. Please expand your disclosure to describe with more specificity the nature of the association between you and the individuals to whom shares will be offered under this program.

In response to the Staff’s comment, the Company has revised the disclosure on page 159 to state that the reserved share program will be offered to some of its directors, officers, employees and their related persons, and people that have business relationships with the Company. The Company respectfully advises the Staff that the reserved share program will be a customary friends and family program and will be offered to entities and individuals having a relationship with the Company. The Company will provide more detailed information of the offerees under the reserved share program as soon as such information is available.

Exhibits

22.                               It appears that information is redacted from exhibits 10.5, 10.9, 10.10, and 10.11. The exhibits and exhibit index, however, do not indicate that you are seeking confidential treatment for this information. Please file complete unredacted copies of these exhibits or submit a confidential treatment request as contemplated by Securities Act Rule 406.

In response to the Staff’s comment, the Company has revised Exhibit 10.5 and resubmitted it with Amendment No. 1. The updated Exhibit 10.5 includes a schedule setting forth the material details in which such documents for the executive officers differ from the filed document, in accordance with Instructions to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has also revised Exhibit 10.9 and Exhibit 10.10 and resubmitted it with Amendment No. 1. Since each of the three subsidiaries of the Company has executed a Risk and Return Transfer Agreement and a supplement agreement thereof with the same fund in substantially identical form as Exhibit 10.9 and Exhibit 10.10, respectively, the Company has revised such two exhibits to include a schedule setting forth the material details in which such documents differ for each subsidiary, in accordance with Instructions to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has filed complete and unredacted versions of Exhibit 10.11 with Amendment No.1.

23.                               We note that the exhibit list includes numerous “form of” agreements or other documents. Please file final versions of all required exhibits as promptly as possible, and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company confirms its understanding of this comment and it has deleted the “form of” title in Exhibit 10.9, 10.10 and 10.11 and revised the exhibits accordingly. The Company respectfully requests the Staff to allow it to file “form of” agreements for Exhibit 1.1 (Form of Underwriting Agreement), Exhibit 3.2 (Form of Amended and Restated Memorandum and Articles of Association of the Registrant), Exhibit 4.3 (Form of Deposit Agreement) and Exhibit 10.4 (Form of Indemnification Agreement). The Company believes that it is a customary practice for foreign private issuer registrants that file registration statements to file the final form of these documents, all of which will be in final form but will not be executed or become effective prior to the effectiveness of the registration statement. The Company confirms that it will file the final versions of all other exhibits as promptly as they are available.

Combined Financial Statements

Revenue Recognition, page F-11

24.                               We note that you recognize commissions and fees and trading gains/(losses) on a trade-date basis. Please tell us the accounting guidance upon which you relied and how you determined you are under the scope of such guidance.

The Company respectfully advises the Staff that the Company follows the principles as set forth in ASC 605-10-s99. In addition, the Company also considered ASC 940, Financial Services — Brokers and Dealers as the company acts as a dealer in spot commodity derivative contracts and based on paragraph 1.11 “Non-regulated Entities”, of the AICPA Practice Aid on Audits of Futures Commission Merchants, Introducing Brokers, and Commodity Pools which states that the accounting principles adopted by entities which primarily operate as traders, dealers, or both, in physical commodities and commodity derivatives, and may be unregulated, should apply ASC 940.

Trading commissions are charged to customers and received by the Company based on the notional trading transaction value of the customers at the opening and closing of a position. Spread fees are earned based on the quantity of the underlying commodities of the customer’s trades and the spread fee rates set by the Exchange and the Company has no control over the spread. The spread fee essentially represents a payment to the Company for accepting the trade. Overnight fees are charged based on the overnight fee rate set by the Exchange and the notional value of the position on a daily basis if customers hold a long or short position overnight to the next trading day.

Based on ASC 605-10-s99, The Company performed the following analysis and determined that commissions and fees are recognized on trade date.

Per 10-s99, revenue is generally realized or realizable and earned when all of the following criteria are met:

1.                                      Persuasive evidence of an agreement and Fixed or determinable sales price (2 criteria)

Analysis: When the customer signs up with the Company, there is a signed contract which outlines that the rates on trading commissions, spread fees and overnight fees. These rates are published on the website of the Exchange.

2.                                      Delivery and performance.

Analysis: When the customer opens or closes a position, the customer’s position is registered/deregistered at the Exchange when the trade is entered into and hence, performance is completed on trade date for the trading commissions,  spread fees and overnight fees (in case where the customer’s position has not been closed by the end of trade date).

3.                                      Collectability is reasonably assured.

Analysis: Trading commissions, spread fees, and overnight fees are settled on a daily basis.

Given ASC 940 is a supplemental guidance to ASC 605, the Company further analyzes the revenue recognition method as follows:

Spread fees are charged to the customer and received by the Company on a round-turn basis, i.e., when the customer opens a long position or closes a short position with the Company. The Company recognizes spread fees on half-turn basis in accordance with ASC 940-605-30-1 and ASC 940-605-30-2.

Trading gains and losses

Changes in fair value in relation to spot commodity contract are recorded in trading gains/losses, net in accordance with ASC 940-320-35 as disclosed on page F-20 Note 11. In response to the Staff’s comment, the Company has revised disclosure on pages F-11 of the revised draft Registration Statement.

25.                               Please explain the accounting process for a spot commodity contract transaction from the initiation of the transaction through the point when you have no further obligations under the arrangement/transaction.

The Company respectfully advises the Staff that the Company produced the following summary illustration to demonstrate the accounting process for a spot commodity contract transaction from the initiation of the transaction through the point when the Company has no further obligations under the transaction.

In the Company’s illustration below, the Company uses an example when a customer opens a position of silver spot commodity trade on Day T, and closes such position on Day T+N.

Day T:

Initiation: the customer opens a position. The nominal value of this position is limited by the amount of funds the client has in the deposit account with the third party bank and the maximum leverage ratio as determined by the exchange.

i.                              Trading commissions are charged to the customer by the Exchange when the customer opens a position on Day T. At the end of each trade date, the Exchange deducts the amounts from the client’s deposit accounts and transfers the trading commission to the Company’s deposit account. The trading commissions are recognized on trade-date basis as below:

Dr    Deposits with clearing organizations

Cr    Commissions and fees

ii.                           The spread fees are charged to the customer and received by the Exchange when the customer opens a long position on Day T with the Company. At the end of each trade date, the Exchange transfers the spread fees received to the Company’s deposit account. On each trade date, spread fees received from the Exchange are recognized in the Company’s books and records as follows:

Dr    Deposits with clearing organizations

Cr    Commissions and fees

On the other hand, when the customer opens a short position, no journal entry is made on Day T, as the spread fees will be charged and settled on Day T+N when the customer closes the position.

iii.                        The overnight fees are charged based on the overnight fee rate set by the Exchange and the notional value of the position each night. The overnight fees are recognized each night as below:

Dr   Deposits with clearing organizations

Cr   Commissions and fees

iv.                       Based on the rules of the Exchange, any profit or loss resulting from holding such position is calculated and settled on a daily basis to the Company’s deposit account. This daily variation margin payment reduces the derivative asset or liability arisen from the spot commodity contracts with customer to zero at the end of each day. The notional amount for the unclosed contracts is tracked as a memo item. The Company would recognize trading gain or loss if the customer has a trading loss or gain based on the closing price on Day T. The journal entry is as below (taking the Company making a trading gain as an example):

Dr   Deposits with clearing organizations

Cr   Trading gains or losses

v.                          Pursuant to the risk and return transfer agreement, the trading gain or loss resulting from exchange-traded spot commodity contracts with customers would be transferred to the fund.  The journal entry is as below (taking the Company making a trading gain as an example):

Dr   Trading gains or losses

Cr   Derivative liabilities

Each trading day from Day T+1 to Day T+N-1:

During the process: when the customer still holds the position

i.                              Overnight fees are charged and recognized, and the journal entry is as below:

Dr   Deposits with clearing organizations

Cr   Commissions and fees

ii.                           Gains or losses are recognized based on the closing price at the end of each trading day of the spot commodity contract. The journal entry is as below (taking the Company making a trading gain as an example):

Dr   Deposits with clearing organizations

Cr   Trading gains or losses

iii.                        Pursuant to the risk and return transfer agreement, the trading gain or loss resulting from exchange-traded spot commodity contracts with customers would be transferred to the fund.  The journal entry is as below (taking the Company making a trading gain as an example):

Dr   Trading gains or losses

Cr   Derivative liabilities

Day T+N:

No further obligations under the transaction: the customer closes the position

i.                              Trading commissions are charged by the Exchange when the customer closes a position on Day T+N. The trading commissions are recognized on trade-date basis and the journal entry is as below:

Dr    Deposits with clearing organizations

Cr    Commissions and fees

ii.                           The spread fees are charged and settled when the customers close a short position on Day T+N with the Company. The spread fees are recognized as below:

Dr    Deposits with clearing organizations

Cr    Commissions and fees

On the other hand, when the customer closes a long position, no journal entry is made on Day T+N, as the spread fees was charged and settled on Day T when the customer opens a long position.

iii.                        When the customer closes a position, gains or losses are recognized based on the price of the spot commodity contracts at the time of closing. The notional amount of the closed contracts will be removed from the tracking control. The journal entry is as below (taking the Company making a trading gain as an example):

Dr   Deposits with clearing organizations

Cr   Trading gains or losses

iv.                       Pursuant to the risk and return transfer agreement, the trading gain or loss resulting from exchange-traded spot commodity contracts with customers would be transferred to the fund.  The journal entry is as below (taking the Company making a trading gain as an example):

Dr   Trading gains or losses

Cr   Derivative liabilities

At each financial reporting date

As mentioned above, the spread fees are charged and recognized when the customer opens a long position on Day T, or closes a short position on Day T+N. In accordance with ASC 940-605-30-1 and ASC 940-605-30-2, commissions and fees which are charged on a round-turn basis should be recognized on half-turn basis. The Company evaluates the difference between the revenue recognized on half-turn basis and revenue recognized on when the customer opens a long position or closes a short position at each calendar month end as part of the financial reporting process. If the difference is evaluated as material, the Company posts journal entry to recognize the difference.

As mentioned in the Company’s response to the Staff’s comment 27 below, customers are entitled to cash rebates on a monthly basis when the trading volume and/or deposit level of the customer in a month exceeds the amounts as specified in the rebate agreements. The rebate rates, as a percentage of trading volume, are stepped within the month, i.e., they change based on the trading volume and/or deposit level and reset each month as the rebates are based on monthly trading volume. As part of the financial reporting process, the Company recognizes the cash rebate at each calendar month end when the customers’ entitlement to the rebates is established and the final amount of rebate can be determined in accordance with the rebate agreements. The cash rebates are recognized as below:

Dr    Commissions and fees

Cr    Other liabilities

Note 11. Derivatives, page F-19

26.                               Please tell us how you determined that the spot commodity contracts the Group enters into with the special member of the Exchanges do not qualify for hedge accounting under ASC 815.

The Company respectfully advises the Staff that the spot commodity contracts the Group enters into with the special member of the Exchanges do not qualify for hedge accounting under ASC 815 because:

ASC 815-20-25 outlines criteria that must be met for designated hedging instruments and hedged items or transactions to qualify for hedge accounting as follows:

a.              Formal designation and documentation at hedge inception

b.              Eligibility of hedged items and transactions

c.               Eligibility of hedging instruments

d.              Hedge effectiveness

The Company managed the market risk arising from its principal positions by entering into spot commodity contracts with the special members of the Exchanges when certain thresholds were triggered. At the time of inception, the Company did not formally designate and document the spot commodity contracts entered into with the special members of the Exchanges for hedging under ASC 815-20-25. Accordingly, no hedge accounting is applied.

Note 16. Commissions and fees, page F-23

27.                               Please tell us the timing of recognition of, and how you measure, the cash rebates and how you considered ASC 605-50.

The Company respectfully advises the Staff that certain customers are entitled to cash rebates on a monthly basis when the trading volume and/or deposit level of the customer in a month exceeds the amounts as specified in the rebate agreements. The rebate rates, as a percentage of trading volume, are stepped within the month, i.e., they change based on the trading volume and/or deposit level and reset each month as the rebates are based on monthly trading volume. The Company recognizes the cash rebate at each calendar month end when the customers’ entitlement to the rebates is established and the final amount of rebate can be determined in accordance with the rebate agreements.

The Company measures the cash rebates based on transaction volume multiplied by the rebate rates as stipulated in the rebate agreements with no estimation involved.

Note 7. Derivatives, page F-43

28.                               We note your disclosure on page F-43 and 102 relating to your risk and return transfer agreements with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No.1. Please tell us the accounting guidance upon which you relied in determining that you have been released from your primary obligation as counterparty to your customers’ trades.

The Company respectfully advises the Staff that the PHC Commodity Equity Interest Swap Fund No.1 described on page 102 is an arrangement that aims to reduce the Company’s exposure to market risks by transferring to the fund the trading gains and losses arising from exchange-traded spot commodity contracts with customers.

Although we have entered into the risk and return transfer agreements with the above fund, such arrangement has not released the Company from primary obligations as counterparty to its customers, since the customers are not parties to the arrangement. The Company accounts for the risk and return transfer agreements and customers’ contracts separately. The balance sheet values in relation to customer contracts are nil at period end as a result of the margin account settlement mechanism, rather than because of the risk and return transfer agreement.

29.                               We note that the fund, which was set up exclusively for this arrangement, has placed capital in a bank account that is under joint administration of the fund and you, and the fund cannot withdraw or make transfer from the bank account without your approval. Please tell us how you evaluated the fund under the variable interest guidance in ASC 810-10-25.

The Company respectfully advises the Staff that, based on the background of the risk and return transfer arrangement and its analysis of such arrangement under the variable interest guidance in ASC 810-10-25 as laid out below, it concludes that the derivative instrument is a creator of variability and not a variable interest.

Background

The PHC Commodity Equity Interest Swap Fund No.1, or the fund, is managed by Pan Hou Wei Ran (Shanghai) Asset Management Co., Ltd.  Pan Hou Wei Ran (Shanghai) Asset Management Co., Ltd. manages a series of funds in the PRC.  The Company does not hold any interests in the fund nor has other contractual arrangements with the fund except for the risk and return transfer agreement (i.e., the derivative instrument) and the related execution guarantee agreement. The investors of the fund are not related parties to the Company.

At the date the agreement was entered into with the fund, which was September 30, 2015, the fund’s assets comprised only of cash in the amount of RMB316 million, the above derivative instrument contract and the related agreement entered into with the Company. The primary objective of the fund is to achieve returns for its investors through the above derivative instrument contract with the Company and by holding cash and highly liquid cash management products.

The execution guarantee agreement was entered into to guarantee the execution of the risk and return transfer arrangement, pursuant to which the fund’s bank account is under joint administration of the fund and the Company. Although pursuant to the agreement, any withdrawal or transfer from the fund’s cash account requires approval from both the fund and us, the Company cannot unreasonably interfere or limit the normal withdrawal or transfer activities of the bank account by the fund under the agreement.

The execution guarantee agreement only provides the Company with a protective right to ensure the fund’s bank account retains enough balance to fulfil the minimum deposit requirement under, and is merely an execution guarantee arrangement supplementary to, the risk and return transfer arrangement, to safeguard the repayment ability to the Company. It does not represent a separate guarantee provided by the fund to the Company or vice-versa, rather it is a mechanism to mitigate the risk of the fund having insufficient cash to honor any obligations that may arise under the risk and return transfer arrangement.

Analysis of variable interest

Based on ASC 810-10-25-35 and 25-36, the Company has performed the following analysis and determined that the derivative instrument (risk and return transfer arrangement) is not a variable interest in the fund (i.e., the legal entity).

Under 25-35, the following characteristics, if both are present, are strong indicators that a derivative instrument is a creator of variability:

(a).                              Its underlying is an observable market rate, price, index of prices or rates, or other market observable variable.

Analysis: the underlying is silver or other commodities which has an observable market price.

(b).                              The derivative counterparty is senior in priority relative to other interest holders in the legal entity.

Analysis: The counterparty, being the Company, is senior in priority relative to the investors of the fund (i.e., the legal entity).

Under 25-36, if the changes in the fair value or cash flows of the derivative instrument are expected to offset all, or essentially all, of the risk or return (or both) related to a majority of the assets (excluding the derivative instrument) or operations of the legal entity, the design of the legal entity will need to be analyzed further to determine whether that instrument should be considered a creator of variability or a variable interest.

Analysis: The fair value change of the derivative instrument are not used to offset all, or essentially all, of the risk or return (or both) related to the majority of the fund’s assets (i.e., the legal entity’s assets) as the assets comprise of cash and highly liquid cash management products. The derivative instrument only creates commodity risk to the fund since the underlying is silver commodity and the fund holds no physical silver commodity or commodity type contracts as investments. In addition, the derivative instrument cannot offset the risk or return of the operations of the fund.

Therefore, the Company determined that there is no need to analyze further and concluded that the derivative instrument is a creator of variability and not a variable interest.

30.                               Please provide to us additional details of the components of the net asset value of the fund and tell us the consideration given to including the financial statements of the fund to reasonably inform investors about your exposure to the referenced fund.

The Company respectfully advises the Staff that the net asset value of the fund mainly consists of three components: cash, highly liquid cash management products and amounts receivable by the fund under the risk and return transfer arrangement, as disclosed in the revised draft Registration Statement on page 102.

The Company respectfully submits to the Staff that the Company does not have any beneficial ownership in the fund and as explained in response to comment 29 above, the fund does not constitute a variable interest entity of the Company. As a result, the Company is not required to include the financial statements of the fund pursuant to Regulation S-X of the Securities Act. Pursuant to the arrangement, the Company can monitor the net asset value of the fund by reviewing the daily report provided by the fund and the Company also has the right to block any withdrawal or transfer from the bank account outside the scope agreed in the risk and return transfer arrangement, which are disclosed in detail on page      of the revised draft Registration Statement. The Company believes that such disclosure is sufficient to inform the investors about the Company’s credit exposure to the fund under the risk and return transfer arrangement.

*            *           *           *

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Eric Pang of KPMG Huazhen LLP at +86- 21-2212-2480 (eric.pang@kpmg.com).

Thank you for your time and attention.

Yours sincerely,

Li He

/s/ Li He

cc:	Mr. Wenbin Chen, Chairman of the Board of Directors and Chief Executive Officer
Mr. Jingbo Wang, Chief Financial Officer
Yintech Investment Holdings Limited

Mr. Eric Pang, Partner
KPMG Huazhen LLP

Mr. David Zhang, Esq., Partner
Mr. Benjamin Su, Esq., Partner
Kirkland & Ellis International LLP